

Undiscovered Manager

Reprinted from Morningstar Advisor
February/March 2013

Lines of Communication

By Michael Brennan

To the team at Conestoga, a key part of investing is openly discussing the firm's successes and failures.

To hear them tell their story, the proprietors of Conestoga Capital Advisors deal as much in communications as they do in the mutual funds they operate. Communications with the companies whose stocks they buy. Communications with the advisors who invest in their funds. Communications with each other. It's an awful lot of talking in a business more identified with the top-down scrutinizing of a sea of metrics. But give the people at Conestoga enough time and you might begin to see things their way: that good investing can be, as much as anything

else, about having your ear to the ground and seeking out meaningful discussions with the people with whom you intend to do business.

They showed that much right away. In 2002, it might have appeared that Conestoga had some explaining to do. Bill Martindale and Bob Mitchell had just founded the company with W. Christopher Maxwell and Duane R. D'Orazio to ply a small-cap strategy in the aftermath of the dot-com bubble that had stoked and then set ablaze the markets during

the previous several years. For some, it was immediately a tough sell. "In hindsight," Mitchell says, "we started our firm in a very challenging time period."

If Conestoga had been founded by less-established proprietors, that might have been the end of the story. But the team members had a long track record and a book of loyal investors who had followed them from their previous company. They'd proven their ability to make hay by digging up stocks that had quietly established track records and

> If you cut to the chase, the bulk of our companies don't really need capital. If you can provide for your future with the earnings you're making today, that's a compelling foundation for success.

Bill Martindale

operational profiles that strongly suggested long-term success—the opposite of the dot-com du jour, in other words.

"That period was challenging for us from a relative-performance perspective," Mitchell says. Sure enough, Conestoga Small Cap CCASX, the company's first fund, trailed the Russell 2000 Growth Index badly in the fund's first year. But by 2004, the fund began to edge past the index and has maintained that annualized-return advantage nearly every year since. More important than the results of those individual years, though, are the fund's long-term returns; the company's own written philosophy does, after all, point out that Conestoga hunts for "companies that are capable of growing through multiple business cycles." By that standard, it's performing admirably, with five-year, 10-year , and since-inception returns surpassing those of the index.

According to Mitchell, Conestoga's funds and separate accounts benefit from the firm's independence. Without a parent company calling the shots based on short-term fluctuations, the company's principals are free to keep their eyes on the horizon. "We have the character and conviction to implement our strategy on a quarterly and long-term basis, and our track record bears that out," he says. "We have been able to perform better than the index with significantly less risk as measured by standard deviation."

As Conestoga has patiently explained its strategy and backed it up with more than a decade of success to back it up, investors have

taken notice. The firm began with $104 million under management, with $43.9 million in its small-cap strategy. By 2009, those numbers were up to $345 million and $294 million, respectively, and they had swelled to $840 million and $779 million, respectively, by September.

Mitchell says Conestoga will close its small-cap strategies to new investors when assets in that category cross the $1 billion mark. "We're looking for more-controlled growth going forward," he says. "We've worked hard to develop the clients we have and appreciate the trust they've shown in us. We have a very solid track record historically, partially by limiting the assets we bring in."

Call-Ups From the Farm Team

What Conestoga is looking for is pretty simple and conservative: around 50 high-quality, small-cap companies. More importantly, it wants stable management teams that are highly invested in their own companies and a strong long-term outlook. Conestoga isn't in the business of flipping stocks—that means an ability to generate annual earnings growth of 15% or better in the next three years, strong market position, a tidy balance sheet, and conservative accounting practices. Conestoga Small Cap's largest investments, CoStar Group CSGP and ACI Worldwide ACIW, each take up less than 4% of its assets; its top 10 stocks add up to less than one third of the portfolio, and turnover generally peaks at 25%.

"A company doesn't invest for the next quarter; it invests for the long term. We pattern ourselves after that," Martindale says.

"We find companies that are interested in growing over the long term."

Without the mighty in-house research resources of some of the bigger fund shops, Conestoga has developed a unique strategy for sourcing new investment opportunities. The first arm of the strategy is the company's network of boutique brokerage firms, which screens the small-cap universe for potential buys. Second, a band of independent researchers prowls trade shows in search of overlooked gems. Finally, there's a wild-card bucket for ideas the company's operators happen across in the course of their day-to-day work.

Any potential winners that come out of those groups are bumped up to what Martindale affectionately refers to as the Conestoga farm team. The firm's principals may spend months researching the company, debating the merits of the stock and tracking its performance. Stocks occasionally graduate out of Conestoga's small-cap strategy and move up to Conestoga Mid Cap CCMGX, which launched March 30, 2012.

Martindale recalls the case of Neogen Corp. NEOG, a 600-employee firm that manufactures food- and animal-safety products. He was clued into the company during a casual conversation with the president of one of Conestoga Small Cap's other holdings. Martindale asked the executive where he invested his own money and learned about Neogen.

"Neogen, at that time, wasn't covered by any other analyst," Martindale says.

Undiscovered Manager



Bill Martindale



Bob Mitchell

Conestoga Small Cap CCASX



S&P 500 TR (IA Extended) (Index)

Category Small Growth	**Expense Ratio** (%) 1.1
Morningstar Rating ★★★★	**5-Yr Total Rtn** (%) 6.17
Minimum Investment $2,500	**5-Yr Total Rtn % Rank Cat** 6
Morningstar Analyst Rating	Silver

Morningstar Pillars

Process	Positive
Performance	Positive
People	Positive
Parent	Neutral
Price	Positive

Data as of Dec. 31, 2012.

Martindale was intrigued enough to follow up with his own research. Before long, Neogen had gone from off the radar to the farm team.

"At Conestoga, we're all individuals like that; we all maintain our private lists," he says. "But once an idea becomes fertile, it gets submitted to be included in the official watchlist. That's the signal that everyone can do everything possible to contribute to the maturing of that idea."

Conestoga bought into Neogen in May 2007; today, the company accounts for 2.78% of the Small Cap fund's portfolio. Like the rest of the stocks Conestoga buys into, the idea might have come from one of a hundred different places, but the key is it fits the firm's profile.

"If you cut to the chase, the bulk of our companies don't really need capital," Martindale says. "If you can provide for your future with the earnings you're making today, that's a compelling foundation for success."

Trust in Management

Like any fund company, Conestoga maintains a relationship with the firms whose shares it owns. However, considering the efforts Mitchell, Martindale, and their colleagues put into screening stocks, they avoid getting involved with management decisions.

Given that the stocks they own are run by managers with a heavy investment in their own companies, Martindale says, they can be trusted to do what's in shareholders' long-term best interests. That makes those front-end conversations all-important.

"We're investing in people who have a vested interest in what they're doing," he says. "We expect our companies to do what is best for them over the long term and not place an emphasis on someone else's expectations, or what someone else wants them to do in the near term.

"What should be apparent to people who invest with us is the true bottom-up nature of what we do. There are trillions of dollars invested in top-down strategies. That's fine, but what we do is find companies that have growth in front of them; we try to understand who they are and what they do."

Open About Missteps

Greg Patterson is CEO of San Francisco-based The Advisory Group, which advises institutions and high-net-worth individuals on approximately $650 million in assets. Patterson says that he needs to be prepared for a highly informed dialogue with his investors, and that means he prizes, when it comes to the funds he trusts with his clients' money, transparency and availability among the management teams. On that, as much as on the reliability of its performance, he says, Conestoga delivers.

"Even the best managers will have periods of underperformance that need to be understood and explained," Patterson says. "Conestoga is proactive and responsive when we have questions. We don't monitor daily performance, so sometimes they'll beat us to it when they see something we might want to talk about."

The Advisory Group follows a lengthy and detailed vetting process before it invests in a fund and only has money in 20 funds. Patterson says that it's critical that a fund's managers be open to discussing the reasons behind a misstep and that the misstep derives from the fund's predetermined process rather than from a rogue decision gone wrong.

"We always ask whether this is consistent with the process," Patterson says. "Conestoga recently had a couple stock-selection decisions that didn't work out so well, but seeing the process and talking with them helped us understand.

"They have the discipline to do what they set out to do. Anybody who has a bias will sometimes be out of step with the market. But they're a disciplined shop and they've been a great manager." ℳ

Michael Brennan is a freelance financial journalist.

Conestoga Small Cap Fund Disclosures

Disclosures: *The Conestoga Small Cap Fund can be purchased fund direct or through most major mutual fund platforms. Please visit www.conestogacapital.com or contact Conestoga Capital Advisors for additional instructions. Performance is based upon closing NAV calculation on listed dates and represents past performance. Past performance does not guarantee future results and current performance may be lower or higher than the performance quoted. Performance data includes reinvestment of dividends. Investment returns and principal value of an investment in Conestoga Small Cap Fund will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. For the Fund's daily NAV, list of additional holdings, total return as of the most recent month-end and a copy of the Fund's prospectus, please visit www.conestogacapital.com or call 1-800-320-7790. The prospectus contains information about the Fund's investment objective, risks, charges, and expenses which an investor should consider before investing.*

(1) Although the Fund has adopted a Shareholder Servicing Plan that will allow the Fund to pay an annual fee of up to 0.25% of its average daily net assets for providing services to the Fund's shareholders, the Fund does not expect to pay any Shareholder Servicing Fees in the current fiscal year.

(2) Conestoga Capital Advisors, LLC (the Adviser) has contractually agreed to limit the Fund's net annual operating expenses to 1.10% of the Fund's average daily net assets until at least February 1, 2013, subject to termination at anytime at the option of the Fund.



For Additional Information: Contact Mark Clewett, Director of Institutional Sales, at (484) 654-1380 or via e-mail at mclewett@conestogacapital.com. Visit us on the web at www.conestogacapital.com.